SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                               (Amendment No. 1)

                    Under the Securities Exchange Act of 1934


                               AMB Financial Corp.
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                                (Name of Issuer)


                          Common Stock, $.01 par value
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                         (Title of Class of Securities)


                                   001984 10 3
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                                 (CUSIP Number)


                                 Louis A. Green
                               8230 Hohman Avenue
                           Munster, Indiana 46321-1579
                                 (219) 836-5870
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           (Name, Address and Telephone Number of Person Authorized to
                       Receive Notices and Communications)


                                January 27, 2003
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             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of section 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [ ]

                                  SCHEDULE 13D
                              CUSIP No. 001984 10 3

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1.   NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

     Louis A. Green
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2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                   (a) [ ]
                                                                        (b) [ ]
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3.   SEC USE ONLY

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4.   SOURCE OF FUNDS

     PF, OO
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5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
     2(D) OR 2(E)  [ ]

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6.   CITIZENSHIP OR PLACE OF ORGANIZATION

     United States of America
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                         7.        SOLE VOTING POWER

                                   35,516
                         --------  ---------------------------------------------
                         8.        SHARED VOTING POWER
   NUMBER OF
    SHARES                         12,061
 BENEFICIALLY            --------  ---------------------------------------------
  OWNED BY               9.        SOLE DISPOSITIVE POWER
EACH REPORTING
 PERSON WITH                       35,516
                         --------  ---------------------------------------------
                         10.       SHARED DISPOSITIVE POWER

                                   12,061
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11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     52,158
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12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

     [ ]
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13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     6.67%
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14.  TYPE OF REPORTING PERSON

     IN
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

     This statement amends Items 3 and 5 of the Schedule 13D of Louis A. Green dated April 4, 2002.

Item 3.  Source and Amount of Funds or Other Consideration
----------------------------------------------------------

     Mr. Green has acquired beneficial ownership of 52,158 shares of Common Stock acquired as follows:

     Through the date hereof, Mr. Green has acquired 10,196 shares of Common Stock with personal funds for an aggregate purchase price of approximately $101,960.

     Mr. Green holds 2,463 shares of Common Stock in an IRA account, which were purchased using personal funds for an aggregate purchase price of approximately $16,420.

     Mr. Green's wife, Geraldine Green, holds 4,581 shares of Common Stock in an IRA account, which were purchased using personal funds for an aggregate purchase price of approximately $30,540.

     On October 23 , 1996, Mr. Green was awarded 7,554 shares of restricted Common Stock, which are now vested. Also, on October 23, 1996, Mr. Green was awarded options to purchase 16,861 shares of Common Stock at an exercise price equal to the fair market value of the Common Stock on the date of grant all of which are now vested. The awards of restricted Common Stock and options were granted to Mr. Green at no cost to him.

     Through the date hereof, Mr. Green has acquired beneficial ownership of 12,061 shares of Common Stock through the AMB Corporation Employee Stock Ownership Plan (the "ESOP"), for which Home Federal Savings Bank, Columbus, Indiana, acts as Trustee. These shares were purchased with funds contributed by American Savings, FSB, the subsidiary of AMB for an aggregate purchase price of approximately $80,000.

Item 5.  Interest in Securities of the Issuer
---------------------------------------------

     (a) Mr. Green beneficially owns an aggregate of 52,158 shares of Common Stock, constituting 6.67% of the number of shares of such Common Stock outstanding on the date hereof.

     (b) With respect to the 52,158 shares of Common Stock owned beneficially by Mr. Green, such amounts include:

            (1) 18,655 shares over which Mr. Green has sole voting power and sole dispositive power.

            (2) 4,581 shares of Common Stock over which Mr. Green's spouse, Geraldine Green has sole voting and sole dispositive power.

            (3) 12,061 shares over which Mr. Green has shared voting and dispositive power, with Home Federal Savings Bank, N.A., a federally chartered savings bank with its principal business address at 501 Washington Street, Columbus, Indiana 47202- 0408.

            (4) Options to purchase 16,861 shares of Common Stock which upon exercise Mr. Green will have sole voting and sole dispositive power.

     (c) No transactions have been effected in the past sixty days.

     (d) No person other than Mr. Green is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares beneficially owned by Mr. Green, except 4,581 shares held in Mr. Green's wife's IRA and the 12,061 shares held in Mr. Green's ESOP account.

                                    SIGNATURE

           After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.


Date: April 14, 2003                            /s/ Louis A. Green
     ----------------                           --------------------------------
                                                Louis A. Green